OMV Aktiengesellschaft

# OMV Investor News

## Results for January to June and Q2 2006







August 17, 2006
7.00am (UK time) – 8.00am (CET)

## Financial performance continues to move ahead



| Q1/06 | Q2/06 | Q2/05 | Δ% | in EUR mn | 6m/06 | 6m/05 | Δ% | 2005 |
|---|---|---|---|---|---|---|---|---|
| 541 | 621 | 510 | 22 | EBIT | 1,162 | 937 | 24 | 1,958 |
| 491 | 662 | 586 | 13 | Clean EBIT | 1,153 | 1,023 | 13 | 2,305 |
| 430 | 474 | 383 | 24 | Net income | 904 | 693 | 30 | 1,496 |
| 319 | 400 | 337 | 19 | Net income after minorities | 719 | 594 | 21 | 1,256 |
| 297 | 413 | 371 | 11 | Clean net income after minorities | 710 | 635 | 12 | 1,391 |
| 1.07 | 1.34 | 1.13 | 19 | EPS in EUR | 2.41 | 1.99 | 21 | 4.21 |
| 1.00 | 1.38 | 1.24 | 11 | Clean EPS in EUR | 2.38 | 2.13 | 12 | 4.66 |
| 506 | 565 | 360 | 57 | Cash flow from operating activities | 1,070 | 985 | 9 | 2,108 |
| 1.69 | 1.89 | 1.21 | 57 | CFPS in EUR | 3.58 | 3.30 | 9 | 7.06 |

- **Clean EBIT at EUR 662 mn up by 13% from Q2/05; Petrom contributed EUR 211 mn, an increase of 30%**
- **Clean NIAT after minorities at EUR 413 mn up by 11%**
- **Clean EPS after minorities EUR 1.38 up by 11%; reported EPS 19% higher at EUR 1.34**
- **Acquisition of the 34% stake in Turkish Petrol Ofisi increased gearing to 8% at the end of June**
- **Independent reserve evaluation fully confirmed OMV and Petrom proved reserves**
- **Outlook: In the current high oil price environment we expect to exceed the excellent performance of 2005, despite the more challenging refining environment**

**Wolfgang Ruttenstorfer, CEO of OMV**
"High crude oil prices boosted the financial performance of the Group in the course of this year. Given the high price environment we continued to focus on improving the energy efficiency of the downstream operations. A major step was the completion of the independent reserves evaluation according to SEC rules by DeGolyer & MacNaughton. This assessment fully confirmed OMV's and Petrom's stated proved oil and gas reserves as of December 31, 2005.

We have achieved a 20% market share for retail and commercial, an objective which we have set ourselves five years ago. On May 16 we have completed the acquisition of a 34% stake in Turkish Petrol Ofisi. Through this participation we now have access to one of the largest and fastest growing markets in Europe. In all our markets we want to take advantage of the opportunities created by the continued integration and liberalization of European energy markets. In line with our strategy for 2010 we want to be the most successful company in capitalizing on the European „growth belt" in oil and gas and securing the future supply through a strong upstream position."





Move & More. OMV

# Financial highlights

## Second quarter 2006 (Q2/06)

In the second quarter of 2006, high oil prices boosted upstream results and led to a strong financial performance. The **Group's EBIT** of EUR 621 mn was 22% above the level of Q2/05. The EBIT contribution of **Petrom** was EUR 170 mn, up by 65%. **Net income from investment activities** increased by 75% and reflected the strong contribution from Borealis and improved results from our gas affiliate EconGas compared to Q2/05. **Net income after minorities** of EUR 400 mn was 19% above last year's level. **Clean EBIT** rose by 13% to EUR 662 mn after excluding mainly special charges from asset write-downs and restructuring costs. Thus **Petrom's** clean EBIT contribution stood at EUR 211 mn, up by 30%. **Clean net income after minorities** was EUR 413 mn and **clean EPS** after minorities were EUR 1.38, up 11% on than last year.

In **Exploration and Production (E&P)** clean EBIT increased by 50% reflecting significantly higher oil and gas prices, which more than offset the cost pressure in the business. The Group's oil and gas production amounted to 322,000 boe/d, some 5% lower than last year, mainly due to the natural decline in Romania, which is not yet compensated by improved reservoir management and exploration successes, the loss of equity production in Venezuela and the sale of assets in Qatar.

In **Refining and Marketing (R&M)** clean EBIT was down by 46%, reflecting a much weaker market environment in bulk refining, petrochemicals as well as in Marketing. In addition high crude prices adversely impacted results, as they increased the cost of own energy consumption in refineries. At Petrom in particular, the level of energy intensity is significantly above western standards.

In the **Gas** segment clean EBIT more than doubled, due to the significant contribution of Petrom's gas marketing activities. As market expectations regarding gas storage availability have shifted compared to last year, gas storage capacities sold have increased; however we expect to see increased seasonality due to short and mid term contracts.

## January – June 2006 (6m/06)

Oil prices in the first half year of 2006 were 32% higher than in the same period last year boosting upstream results. This more than compensated the weaker downstream environment. Although there was a significant improvement in refining and petrochemical margins during the course of the year, they remain below last year's levels. Overall, the Group generated a strong financial performance. **Group EBIT** of EUR 1,162 mn was 24% above the level of 6m/05, while the EBIT contribution of **Petrom** rose by 86% to EUR 444 mn. **Net income from investment activities** was up 35%, reflecting the strong contribution from our gas affiliate EconGas, as well as a good performance at Borealis. **Net income after minorities** of EUR 719 mn was 21% above last year's level. **Clean EBIT** rose by 13% to EUR 1,153 mn after excluding mainly exceptional income from the disposal of drilling rigs in Petrom, which were identified as non-core assets and exceptional charges relating to asset write-downs and restructuring. **Petrom's** clean EBIT contribution thus stood at EUR 428 mn, up 43%. **Clean net income after minorities** was EUR 710 mn and **clean EPS** after minorities was EUR 2.38, 12% higher than last year.

As of 2006, **Petrom's results** are no longer presented as a separate business segment, with EBIT reported within the E&P, R&M and Gas segments. To maintain the same level of disclosure Petrom's contribution within the individual segments is also shown.

In **Exploration and Production (E&P)** clean EBIT increased by 61% reflecting significantly higher oil and gas prices. As a result of the asset sales undertaken as part of the portfolio rationalization, and lower production in Romania, the Group's oil and gas production stood at 330,000 boe/d, 4% lower than last year.

In **Refining and Marketing (R&M)** clean EBIT was down 73%, reflecting a weaker margin environment in bulk refining and petrochemicals as well as in Marketing. Moreover, high crude prices also adversely impacted results, increasing the cost of own energy consumption in refineries, in particular at Petrom, where the level of energy intensity is significantly above western standards. In March and again in July separate fires occurred at the Schwechat refinery, and as a result of the first fire, throughput will be reduced until Q3/06.

In the **Gas** segment clean EBIT rose significantly as a result of the first-time inclusion of the gas marketing activities of Petrom, transferred from Petrom's E&P business. As market expectations regarding gas storage availability have shifted compared to last year, gas storage capacity sold have increased again.

## Significant events

On May 10, OMV and Verbund, Austria's leading power provider, with wide-ranging activities across Europe, announced their intention to merge, thereby creating a leading integrated energy group in Central Europe with profitable growth potential. For the proposed merger to go ahead, a two-thirds majority of the Austrian Parliament was required in order to transfer the 51% stake in Verbund owned by the Republic to OMV Verbund. As the necessary parliamentary decisions were not taken, the project was called off on May 23.

OMV's Annual General Meeting on May 24 approved a dividend of EUR 0.90 per share, which has been duly paid. Additionally, the meeting authorized the Executive Board to acquire own bearer shares. By the end of the second quarter 445,000 shares with a weighted average price of EUR 41.15 per share had been bought back. In addition, OMV has repurchased one third of its outstanding convertible bonds with the aim to reduce future shareholder dilution.

In order to respond to the growing global challenge of increasing energy demand, the finite life of fossil energy reserves and climate change, OMV established the OMV Future Energy Fund. The aim of this new separate company is to identify projects in the field of renewable energy within the OMV Group, to provide assistance with their implementation and to support them financially, with available funds of EUR 100 mn.

On June 7, OMV launched its exploration activities in Block 2 in Yemen. Block 2 is located in the oil-prone Marib-Shabwah Basin in the political Province of Shabwah. The license is located close to the OMV operated Block S2, where OMV has already discovered oil in two wells.

OMV suffered a fire at the refinery Schwechat at the crude oil distillation unit 4 on July 13. A technical malfunction in the spindle oil system of the plant was identified as the cause of the fire, as discharging hot spindle oil ignited. Thanks to the prompt reparation the capacity of the plant will remain unaffected. The plant has been on stream again since July 22, and there will be no shortage in product supply.

De Golyer & MacNaughton independently assessed our oil and gas reserves according to SEC rules. The **reserve evaluation** fully confirmed OMV's and Petrom's stated proved reserves as of December 31, 2005.

## Outlook for 2006

We expect crude prices, refining margins and the US dollar exchange rate to remain highly volatile throughout 2006.

In the current high oil price environment we expect to exceed the excellent performance of 2005, despite the more challenging refining environment.

We see crude prices remaining at high overall levels though with considerable short-term fluctuations. We expect the USD exchange rate to remain at current levels, leading to a weaker yearly average US dollar compared to last year. We expect considerably lower refining margins in 2006 compared to the exceptionally strong levels of 2005; due to the high Brent price, the spread between Brent and Urals prices should be above 2005 levels.

**E&P** will continue to benefit from the high crude price environment. The main investment priorities for 2006 will be the appraisal of the Austrian gas field, Strasshof, and the development of fields in New Zealand, Libya and Yemen. Block S2 (Al Uqlah) in Yemen is expected to come on-stream in Q4/06. Investments in Romania will focus on production optimization and energy saving projects. As of April 1, 2006 the service contract of the Boqueron oil field in Venezuela has been terminated by the Government and has been replaced by a share participation in a Venezuelan company. Instead, this participation will now be consolidated as a financial participation. The related production of some 2,300 bbl/d will no longer be reflected in E&P's operations, and the booking of a provision against the value of these assets is being evaluated. In the second half of 2006 we expect to complete the divestments of OMV's assets in Ecuador which have been acquired from Preussag in 2004. In total production volumes are expected to be about 5% lower compared to 2005.

We expect **R&M** to see significantly lower refining margins in the second half, as last year's margins having been exceptionally high because of the hurricanes. The first fire in the refinery Schwechat at the end of March will lead to reduced throughput until Q3/06. A short refinery shutdown in Q3/06 may be necessary to complete final repairs. As a result of the reduced throughput but also because of the shutdown resulting from the second fire in July we expect profit to be impacted by around EUR 20 mn in Q3/06. The high oil price environment badly impacts the profitability of Petrom refineries due to the high energy consumption. The focus of investment in 2006 will be on modernizing and improving the energy efficiency of the Petrom refineries and the construction of a combined

desulphurization and DENOX unit at Schwechat. A major refinery restructuring concept will be initiated at Bayernoil, with the aim of aligning the company's interconnected complex of refineries with future market demands. We expect retail margins to be under severe pressure as a result of continued high price levels and increased competition for market share. The introduction of an export tax in Romania in May 2006 will have a negative impact on results.

In the **Gas** segment, we are developing the gas business in Petrom in an unstable environment as a result of regulatory changes in Romania. The gas price liberalization approach in Romania is still under discussion. We are also continuing to focus on the strategically important Nabucco pipeline project, which will transport gas from the Middle East to Central Europe. This project is still in the development phase, during which all technical, legal, commercial and financial issues are being examined.

Following the closing of a 34% acquisition in Turkish **Petrol Ofisi** on May 16, and the finalization of the purchase price allocation process thereafter our 34% stake in Petrol Ofisi will be consolidated at equity and reflected in financial income from Q3/06.

In keeping with industry practice and reflecting the Group's size and complexity we intend, with effect from Q3/06 to publish a brief statement on the trading environment in the quarter just finished. Our expectation would be that the **trading statement** would be issued in the second week of the month following the quarter end.

| Q1/06 | Q2/06 | Q2/05 | Δ% | in EUR mn | 6m/06 | 6m/05 | Δ% | 2005 |
|---|---|---|---|---|---|---|---|---|
| 4,298 | 4,646 | 3,846 | 21 | Sales [1] | 8,944 | 7,003 | 28 | 15,580 |
| *589* | *474* | *297* | *59* | *EBIT E&P* | *1,063* | *596* | *78* | *1,594* |
| *(37)* | *130* | *226* | *(42)* | *EBIT R&M* | *94* | *343* | *(73)* | *411* |
| *33* | *28* | *11* | *149* | *EBIT Gas* | *61* | *31* | *97* | *68* |
| – | – | *(3)* | *n.a.* | *EBIT Chemicals* | – | *6* | *n.a.* | *6* |
| *(45)* | *(11)* | *(22)* | *(52)* | *EBIT Corporate* | *(56)* | *(40)* | *41* | *(121)* |
| 541 | 621 | 510 | 22 | EBIT Group | 1,162 | 937 | 24 | 1,958 |
| *530* | *507* | *338* | *50* | *Clean EBIT E&P* [2] | *1,036* | *642* | *61* | *1,718* |
| *(34)* | *138* | *257* | *(46)* | *Clean EBIT R&M* [2] | *104* | *378* | *(73)* | *604* |
| *33* | *28* | *13* | *122* | *Clean EBIT Gas* [2] | *61* | *33* | *88* | *67* |
| – | – | *(3)* | *n.a.* | *Clean EBIT Chemicals* [2] | – | *6* | *n.a.* | *6* |
| *(37)* | *(11)* | *(19)* | *(44)* | *Clean EBIT Corporate* [2] | *(48)* | *(35)* | *37* | *(89)* |
| 491 | 662 | 586 | 13 | Clean EBIT Group [2] | 1,153 | 1,023 | 13 | 2,305 |
| 526 | 643 | 507 | 27 | Income from ordinary activities | 1,169 | 911 | 28 | 1,948 |
| 430 | 474 | 383 | 24 | Net income | 904 | 693 | 30 | 1,496 |
| 319 | 400 | 337 | 19 | Net income after minorities | 719 | 594 | 21 | 1,256 |
| 297 | 413 | 371 | 11 | Clean net income after minorities | 710 | 635 | 12 | 1,391 |
| 1.07 | 1.34 | 1.13 | 19 | EPS in EUR | 2.41 | 1.99 | 21 | 4.21 |
| 1.00 | 1.38 | 1.24 | 11 | Clean EPS in EUR | 2.38 | 2.13 | 12 | 4.66 |
| 506 | 565 | 360 | 57 | Cash flow from operating activities | 1,070 | 985 | 9 | 2,108 |
| 1.69 | 1.89 | 1.21 | 57 | CFPS in EUR | 3.58 | 3.30 | 9 | 7.06 |
| – | – | – | n.a. | ROfA (%) | 32 | 26 | 22 | 29 |
| – | – | – | n.a. | ROACE (%) | 21 | 21 | 4 | 20 |
| – | – | – | n.a. | ROE (%) | 23 | 22 | 2 | 22 |
| 47,282 | 46,734 | 56,983 | (18) | OMV employees | 46,734 | 56,983 | (18) | 49,919 |
| 41,992 | 41,522 | 50,433 | (18) | thereof Petrom | 41,522 | 50,433 | (18) | 44,693 |

[1] Sales excluding petroleum excise tax
[2] Adjusted for exceptional, non-recurring items; figures 2005 exclude results from discontinued operations

## Exploration and Production (E&P)

| Q1/06 | Q2/06 | Q2/05 | Δ% | in EUR mn | 6m/06 | 6m/05 | Δ% | 2005 |
|---|---|---|---|---|---|---|---|---|
| 879 | 1,044 | 783 | 33 | Segment sales | 1,923 | 1,533 | 25 | 3,444 |
| 589 | 474 | 297 | 59 | EBIT | 1,063 | 596 | 78 | 1,594 |
| 59 | (33) | (41) | (19) | Special items | 26 | (46) | n.a. | (124) |
| 530 | 507 | 338 | 50 | Clean EBIT | 1,036 | 642 | 61 | 1,718 |

| Q1/06 | Q2/06 | Q2/05 | Δ% | Key performance indicators | 6m/06 | 6m/05 | Δ% | 2005 |
|---|---|---|---|---|---|---|---|---|
| 30.4 | 29.3 | 31.0 | (5) | Total hydrocarbon production in mn boe | 59.7 | 62.0 | (4) | 123.3 |
| 337,000 | 322,000 | 340,000 | (5) | Total hydrocarbon production in boe/d | 330,000 | 343,000 | (4) | 338,000 |
| 15.6 | 15.4 | 16.4 | (6) | Crude oil and NGL production in mn bbl | 31.0 | 32.5 | (5) | 65.6 |
| 85.5 | 81.1 | 84.4 | (4) | Natural gas production in bcf | 166.7 | 171.3 | (3) | 334.9 |
| 61.78 | 69.59 | 51.63 | 35 | Average Brent price in USD/bbl | 65.60 | 49.54 | 32 | 54.38 |
| 55.00 | 61.09 | 47.29 | 29 | Average realized crude price in USD/bbl | 58.16 | 43.57 | 33 | 49.78 |
| 37.19 | 37.48 | 15.37 | 144 | Exploration expenditure in EUR mn | 74.67 | 49.62 | 50 | 150.65 |
| 26.77 | 21.04 | 23.31 | -10 | Exploration expenses in EUR mn | 47.82 | 44.71 | 7 | 132.21 |
| 9.88 | 11.76 | 10.06 | 17 | OPEX in USD/boe | 10.80 | 10.02 | 8 | 10.46 |

relevant 2005 figures adopted as including Petrom

**Thereof Petrom (included above)**

| Q1/06 | Q2/06 | Q2/05 | Δ% | in EUR mn | 6m/06 | 6m/05 | Δ% | 2005 |
|---|---|---|---|---|---|---|---|---|
| 349 | 206 | 109 | 89 | EBIT | 554 | 239 | 132 | 791 |
| 57 | (33) | (35) | (6) | Special items | 24 | (35) | n.a. | (100) |
| 292 | 239 | 144 | 66 | Clean EBIT | 531 | 274 | 94 | 891 |

| Q1/06 | Q2/06 | Q2/05 | Δ% | Key performance indicators | 6m/06 | 6m/05 | Δ% | 2005 |
|---|---|---|---|---|---|---|---|---|
| 215,000 | 202,000 | 214,000 | (6) | Total hydrocarbon production in boe/d | 208,000 | 217,000 | (4) | 217,000 |
| 9.0 | 8.9 | 9.5 | (6) | Crude oil and NGL production in mn bbl | 17.9 | 19.0 | (6) | 38.6 |
| 1.6 | 1.5 | 1.5 | (5) | Natural gas production in bcm [1] | 3.0 | 3.1 | (2) | 6.2 |
| 58.26 | 64.84 | 48.49 | 34 | Average Urals price in USD/bbl | 61.52 | 45.87 | 34 | 50.87 |
| 53.40 | 58.49 | 46.39 | 26 | Average realized crude price in USD/bbl | 55.96 | 42.80 | 31 | 49.43 |
| 110.50 | 118.02 | 95.99 | 23 | Regulated domestic gas price for producer in USD/1,000 cbm | 113.77 | 81.05 | 40 | – |
| 12.06 | 14.97 | 12.49 | 20 | OPEX in USD/boe | 13.48 | 12.13 | 11 | 13.10 |

[1] Reported in bcm, as gas prices in Romania are based on cbm

### Second quarter 2006 (Q2/06)

- **DeGolyer & MacNaughton independent reserves evaluation fully confirmed OMV and Petrom proved reserves**
- **5% lower production volumes, mainly due to lower volumes in Romania, the loss of production in Venezuela and the sale of assets in Qatar**
- **OPEX up by 17%, mainly driven by increased cost due to restructuring, cost inflation within the industry, FX-exchange rates and lower production**
- **Step up in exploration expenditures, mainly in Austria and Romania**
- **Differential between realized oil price and Brent higher, exaggerated by timing of liftings**

**Segment sales** increased due to significantly higher price levels. The Company's average **realized crude price** showed an increase of 29%, somewhat behind the raise in Brent and Urals. The realized/Brent-price differential widened to USD 8.5/bbl from USD 4.3/bbl in Q2/05 (Q1/06: USD 6.8/bbl). Petrom's internal transfer prices has been adjusted to reflect the higher than average own energy consumption in the two Petrom refineries and is about USD 3/bbl lower than in the past. In addition two large liftings in Tunisia and Libya took place at the beginning of the quarter, when prices were lower. The Group's average **realized gas price** increased by 30%, reflecting the overall rising price environment in the international gas markets.

**EBIT** increased by 59% compared to Q2/05 due to significantly increased prices, Petrom contributing about 40% to the good result. In Kazakhstan one of the oil fields has been written of resulting in a special charge of EUR 29 mn. **Clean EBIT** in Q2/06 was 50% above last year's level.

**Production costs** excluding royalties (OPEX) in USD/boe increased by 17% compared to Q2/05, this is to some extent due to lower production volumes but mainly the result of increasing cost inflation in the industry. In Petrom OPEX increased by 20% resulting from higher personnel and service costs and to a lesser extent due to the impact of FX exchange rates and the lower production volumes. Petrom's total lifting cost increased by 29% to USD 24.8/boe, reflecting in addition the write-off in Kazakhstan.

**Exploration expenditure** exceeded the level of Q2/05, mainly due to increased activities in Austria and Romania but also Tunisia and Libya remained at a high level.

**Total production** of oil, NGL (natural gas liquids) and gas decreased by 5% mainly due to lower volumes of Petrom because of natural decline, which could not yet be compensated by improved reservoir management and exploration successes. In addition land slides and power shortages resulting from floods in Romania reduced production. **Oil and NGL production** was 6% below Q2/05 mainly due to lower volumes in the UK, the sale of assets in Qatar and lower volumes in Romania. As of April 1, 2006 the service contract of the Boqueron oil field in Venezuela, where OMV had a 30% equity share, has been terminated by the Government and has been replaced by a 13.3% share participation in a Venezuelan company. The respective production of about 2,300 bbl/d is therefore no longer reflected in E&P's operations and the booking of a provision for these assets is being envisaged. **Gas production** decreased mainly due to the sale of gas assets in Australia in 2005 and lower volumes from Petrom.

**Compared to Q1/06,** clean EBIT declined by 4%. Although the reference crude price Brent increased by USD 7.8/bbl the realized crude price was up by only USD 6.1/bbl mainly because two large liftings in Tunisia and Libya took place at the beginning of the quarter, when prices were still lower. The overall positive effect of higher crude prices was offset by 4% lower production volumes resulting from the natural decline in Petrom, the sale of Qatar and the loss of the booking Venezuelan production as well as seasonally lower gas volumes in Austria and in Romania. In addition production cost increased due to the general trend of increased service cost and the restructuring program in Petrom.

De Golyer & MacNaughton was appointed to independently review our oil and gas reserves according to SEC rules. This **reserve evaluation** fully confirmed OMV's and Petrom's stated proved reserves as of December 31, 2005.

### January – June 2006 (6m/06)

As of 2006 Petrom's E&P business is included in the results. To enable comparability the relevant 2005 E&P figures have been adjusted accordingly. Furthermore, as of January 1, the gas marketing activities in Romania have been transferred out of Petrom's E&P business, thereby reducing E&P results from 2006 onwards.

**Segment sales** increased due to higher price levels. The Company's average **realized crude price** showed an increase of 33% thereby reflecting the increases in Brent and Urals. The realized/Brent-price differential amounted to USD 7.4/bbl from USD 6.0/bbl in 6m/05. The Group's average **realized gas price** increased by 43%, thereby reflecting an overall rising price environment in the international gas markets. As of January 1, 2006 an adjustment was made to the transfer price system of crude transferred out of Petrom's E&P to the R&M business to partly reflect the higher than average own energy consumption in the two Petrom refineries, as well as the large degree of necessary exports. Therefore Petrom's internal transfer prices will be about USD 3/bbl lower than in the past. Also the practice of a 1 month time lag in transfer prices was terminated and transfer prices are now aligned with the respective current oil price of the month.

**EBIT** increased by 78% mainly due to increased prices, Petrom contributing more than half of the result. Hedging activities being marked to market resulted in expenses of EUR 0.2 mn compared to expenses at EUR 15.6 mn in 6m/05. Both the USD and RON strengthened compared to 6m/05 thereby positively affecting the results.

In Q1/06 as part of Petrom's divestment program for non-core activities, 6 off-shore mobile drilling units and also on-shore facilities were sold. This has been partly

offset by the write-off in Kazakhstan in Q2/06 thus decreasing **clean EBIT** by a total of EUR 26 mn.

**Production costs** excluding royalties (OPEX) in USD/boe increased by 8%, driven by generally higher cost levels within the industry, lower production volumes and higher personnel and service costs in Petrom. Petrom's total lifting cost increased by 18% to USD 21.7/boe.

**Exploration expenditure** exceeded the level of 6m/05, mainly due to increased activities in Tunisia and Libya.

**Total production** of oil, NGL (natural gas liquids) and gas decreased by 4% mainly due to the lower volumes of Petrom. **Oil and NGL production** are below 6m/05 due to the exclusion of volumes in Venezuela and Qatar, lower volumes in the UK and in Tunisia as well as in Romania due to natural decline, which could not yet be compensated by improved reservoir management and exploration successes.

**Gas production** decreased mainly due to the asset sale in Australia in 2005 and lower volumes of Petrom, which could not be compensated by higher volumes in Pakistan and in New Zealand.

## Refining and Marketing (R&M)

| Q1/06 | Q2/06 | Q2/05 | Δ% | in EUR mn | 6m/06 | 6m/05 | Δ% | 2005 |
|---|---|---|---|---|---|---|---|---|
| 3,893 | 4,403 | 3,661 | 20 | Segment sales | 8,296 | 6,532 | 27 | 15,081 |
| (37) | 130 | 226 | (42) | EBIT | 94 | 343 | (73) | 411 |
| 2 | 27 | 53 | (48) | thereof petrochemicals west | 30 | 104 | (72) | 108 |
| (3) | (8) | (31) | (75) | Special items | (10) | (35) | (70) | (192) |
| (34) | 138 | 257 | (46) | Clean EBIT | 104 | 378 | (73) | 604 |

| Q1/06 | Q2/06 | Q2/05 | Δ% | Key performance indicators | 6m/06 | 6m/05 | Δ% | 2005 |
|---|---|---|---|---|---|---|---|---|
| 3.57 | 6.12 | 6.66 | (8) | OMV indicator margin in USD/bbl | 4.81 | 5.70 | (16) | 6.04 |
| 5.93 | 6.23 | 6.56 | (5) | Refining input in mn t | 12.16 | 12.46 | (2) | 24.38 |
| 91 | 90 | 90 | 0 | Utilization rate refineries in % | 91 | 90 | 1 | 90 |
| 5.61 | 5.58 | 5.56 | 0 | Refining sales volumes in mn t | 11.19 | 10.58 | 6 | 22.00 |
| 0.54 | 0.54 | 0.53 | 1 | thereof petrochemicals in mn t | 1.08 | 1.08 | (1) | 2.02 |
| 4.25 | 4.55 | 4.52 | 1 | Marketing sales volumes in mn t | 8.80 | 8.18 | 8 | 17.44 |
| 2,531 | 2,520 | 2,457 | 3 | Marketing retail stations | 2,520 | 2,457 | 3 | 2,451 |

relevant 2005 figures adopted as including Petrom

**Thereof Petrom (included above)**

| Q1/06 | Q2/06 | Q2/05 | Δ% | in EUR mn | 6m/06 | 6m/05 | Δ% | 2005 |
|---|---|---|---|---|---|---|---|---|
| (85) | (52) | (6) | 780 | EBIT | (137) | 0 | n.a. | (208) |
| 0 | (8) | (25) | (68) | Special items | (8) | (25) | (68) | (123) |
| (85) | (44) | 19 | n.a. | Clean EBIT | (129) | 25 | n.a. | (86) |

| Q1/06 | Q2/06 | Q2/05 | Δ% | Key performance indicators | 6m/06 | 6m/05 | Δ% | 2005 |
|---|---|---|---|---|---|---|---|---|
| 3.47 | 6.03 | 5.74 | 5 | OMV refining margin east in USD/bbl | 4.72 | 5.47 | (14) | 5.29 |
| 1.73 | 1.70 | 1.65 | 3 | Refining input in mn t | 3.43 | 3.15 | 9 | 6.40 |
| 88 | 85 | 83 | 3 | Utilization rate refineries in % | 86 | 79 | 10 | 80 |
| 1.54 | 1.49 | 1.48 | 1 | Refining sales volumes in mn t | 3.03 | 2.66 | 14 | 5.60 |
| 0.10 | 0.11 | 0.12 | (11) | thereof petrochemicals in mn t | 0.21 | 0.26 | (19) | 0.55 |
| 1.41 | 1.35 | 1.36 | 0 | Marketing sales volumes in mn t | 2.76 | 2.40 | 15 | 5.07 |
| 712 | 699 | 670 | 4 | Marketing retail stations | 699 | 670 | 4 | 635 |

### Second quarter 2006 (Q2/06)

- **Refining margin recovered in Q2/06, but remains below last year's level**
- **Expanded cracker in Schwechat refinery on track, ramping up volumes, and set to reach full planned capacity utilization as of Q3/06**
- **10% higher retail sales volumes and a higher non oil business contribution were offset by 15% lower margins**
- **Market share increased to 20% achieving our strategic target**

R&M **segment sales** increased by 20% mainly due to higher product prices.

**EBIT** was 42% below last year's quarter, reflecting a weaker environment in bulk, petrochemicals and marketing. In addition high crude prices adversely impacted results, as they increased the cost of own energy consumption in refineries, in particular in Petrom, where the level of own consumption and losses is still significantly above western standards. **Clean EBIT** was down 46% and excludes special charges of EUR 8 mn resulting from write-offs from Petrom's asset in Hungary as well as a provision for a legal litigation in Serbia.

The **bulk refining** result dropped due to lower refining margins (margins down by 8%) however mitigated by an increased light-heavy crude spread (USD 4.75/bbl vs. USD 3.14/bbl). The refining margin west at USD 6.16/bbl was some 13% below last year. On March 28, OMV reported a fire at the Schwechat refinery. Final repairs are scheduled for Q3, thus throughput has been reduced in Q2. The Refining business of Petrom remains to be negative, despite the bulk business showing an improvement which was driven by a 5% higher refining margin east. As the Petrom refineries increased their utilization the overall **capacity utilization** was stable at 90%, compensated for the reduced output in Schwechat. Total **refining sales** were at last year's level whereby 5% higher refining sales in Petrom compensated lower volumes in the western refineries.

The **petrochemicals** result west (excluding Petrom) was low as margins decreased by 10% due to significantly higher cost of oil-based feedstock not completely reflected in the selling price. **Sales volumes** increased slightly as 12% higher volumes from Schwechat (production is being ramped up gradually since the capacity increase in Q3/05 and should achieve full planned capacity utilization as of Q3/06) offset lower volumes at the Petrobrazi refinery.

The **Marketing** result was slightly negative due to the Marketing contribution of Petrom. Export volumes in Petrom decreased as last year's export sales were exceptionally high ahead of the scheduled turnaround in Petrobrazi in Q4/05, as storage tanks had to be emptied in order to have space for the crude oil that could not be processed. In May a new excise tax for product exports of USD 10/t has been introduced. As a result export sales will likely be adversely impacted. Margins in the overall retail sector were still under pressure, especially in Romania where the high product prices could not fully be passed on to the market. Marketing volumes were slightly up year on year, driven by 10% higher retail volumes reflecting the increased number of filling stations mainly in the Czech Republic. Also a higher contribution from the non oil business helped. As of June 30, 2006, OMV's **retail network** grew by 3%, mainly due to the acquisition of 70 stations in the Czech Republic in Q1/06. The Group's market share in the 13 CEE countries in which OMV operates rose from 18% to 20%, thereby achieving the Group's target market share.

**Compared to Q1/06,** EBIT significantly improved and turned positive again, mainly due to improved margins, both in bulk refining and petrochemicals. Also Marketing saw improvements in margins over the year and volumes were seasonally higher than in the previous quarter.

### January – June 2006 (6m/06)

Since the beginning of the year Petrom's R&M business is included in the results. To enable comparability the relevant 2005 R&M figures have been adjusted accordingly.

As of January 1, 2006 an adjustment was made to the transfer price system of crude transferred from E&P to the R&M business to partly reflect the higher than average own energy consumption in the two Petrom refineries as well as the large degree of necessary exports. Therefore the internal transfer price is about USD 3/bbl lower than last year. Also the practice of a 1 month time lag in transfer prices was terminated and transfer prices are now aligned with the respective current oil price of the month.

R&M **segment sales** increased by 27% mainly due to higher product prices, as well as higher sales volumes in Refining and Marketing.

**EBIT** continuously improved in the course of the year and turned, after losses in the first three months, again positive. It is still significantly below last year, reflecting a weaker environment in bulk, petrochemicals and marketing. In addition high crude prices adversely impacted results, as they increased the cost of own energy consumption in refineries, in particular in Petrom, where the level of own consumption and losses is significantly above western standards. **Clean EBIT** was down 73% and excludes special charges of EUR 10 mn resulting from the fire at the Schwechat refinery, asset write-offs (Petrom Hungary) as well as a provision for a legal litigation in Serbia.

On March 28 OMV reported a fire at the Schwechat refinery. The resulting plant damage was EUR 10 mn, the majority of which (EUR 7 mn) has been booked at the insurance company reported in OMV's Corporate and Other segment in Q1/06. Throughput will be reduced until Q3 when final repairs might make a short refinery shutdown necessary.

The **bulk refining** result dropped due to lower refining margins (margins down by 16%) which were mitigated by and increased light-heavy crude spread (USD 4.08/bbl vs. USD 3.67/bbl). Notably the Refining business of Petrom was negative, as the refining margin east dropped by 14% and petrochemical margins suffered due to the high naphtha prices and the high cost position. OMV's **refining input** decreased by 2%. Due to the higher utilization in the Petrom refineries the overall **capacity utilization** increased despite the fire in Schwechat to 91%. Total **refining sales volumes** were up 6% whereby refining sales in Petrom increased substantially.

The **petrochemicals** result west (excluding Petrom) was low as margins decreased by 13% due to significantly higher cost of oil-based feedstock not completely

reflected in the selling price. **Sales volumes** decreased slightly as higher volumes from Schwechat due to the capacity increase could not offset lower volumes at the Petrobrazi refinery.

The **Marketing** result was negative due to the Marketing contribution of Petrom. Margins in the overall retail sector were still under pressure, especially in Romania where the high product prices could not fully be passed on to the market. Marketing volumes grew by 8%, driven by higher retail volumes reflecting the increased number of filling stations.

# Gas

| Q1/06 | Q2/06 | Q2/05 | Δ% | in EUR mn | 6m/06 | 6m/05 | Δ% | 2005 |
|---|---|---|---|---|---|---|---|---|
| 446 | 322 | 175 | 84 | Segment sales | 769 | 378 | 103 | 803 |
| 33 | 28 | 11 | 149 | EBIT | 61 | 31 | 97 | 68 |
| – | – | (1) | n.a. | Special items | – | (2) | n.a. | 1 |
| 33 | 28 | 13 | 122 | Clean EBIT | 61 | 33 | 88 | 67 |

| Q1/06 | Q2/06 | Q2/05 | Δ% | Key performance indicators | 6m/06 | 6m/05 | Δ% | 2005 |
|---|---|---|---|---|---|---|---|---|
| 5.03 | 2.67 | 1.66 | 61 | Combined gas sales volumes in bcm | 7.70 | 4.60 | 67 | 8.91 |
| 695,068 | 560,547 | 502,381 | 12 | Average storage capacities sold in cbm/h | 627,808 | 570,222 | 10 | 579,625 |
| 1,571 | 1,590 | 1,531 | 4 | Total gas transportation capacity sold in mn cbm/h*km | 1,580 | 1,531 | 3 | 1,532 |

**Thereof Petrom (included above)**

| Q1/06 | Q2/06 | Q2/05 | Δ% | in EUR mn | 6m/06 | 6m/05 | Δ% | 2005 |
|---|---|---|---|---|---|---|---|---|
| 11 | 16 | – | n.a. | EBIT | 27 | – | n.a. | – |
| 11 | 16 | – | n.a. | Clean EBIT | 27 | – | n.a. | – |
| 1.46 | 1.01 | – | n.a. | Gas sales volumes in bcm | 2.46 | – | n.a. | – |

### Second quarter 2006 (Q2/06)

- **Significant contribution of Petrom to Group's Gas segment**
- **Storage capacities sold was higher, however increased seasonality due to short- and mid-term contracts**
- **Increased transmission capacity sold thanks to new compressor station on WAG**

**EBIT** was significantly up by almost 150% as the gas marketing activities of Petrom were included in comparison to Q2/05. However compared to Q1/06 results were lower due to lower gas sales volumes and the increased seasonality in the storage business which could not be compensated by better results at Petrom.

The **supply business** benefited from the additional Petrom volumes and also from higher price levels and higher volumes in the OMV markets compared to Q2/05.

Petrom realized higher margins mainly due to changes in the regulated gas prices for Petrom as the price for new gas has been reduced. In addition the efficiency of the gas sales force led to improved results. A further change was the introduction of a new regulation. As of July 1, Petrom gas volumes will have to reflect the consumer basket, therefore Petrom has to start importing gas.

The **transport business** profited from higher transport volumes. Total gas **transportation capacity sold** increased, primarily due a new compressor station on the West-Austria gas pipeline (WAG).

An increased seasonality is seen in the **storage business** as the long-term storage contracts terminated last year are being replaced by new short- and mid-term contracts. The average storage capacities sold have been above last year's levels, however due to off-season below Q1/06.

### January – June 2006 (6m/06)

As of January the gas marketing activities have been transferred out of Petrom's E&P business and are reported in the gas business. Thus the entire gas volumes produced by E&P are transferred to Petrom's gas business. The transfer price is based on the domestic gas price for producers allowing reasonable trading margins to reflect the risks of distribution borne by Petrom's gas division.

**EBIT** was significantly up by 97% as the gas marketing activities of Petrom are included in 2006.

Higher volumes in the OMV markets, higher price levels and the additional Petrom volumes led to significantly higher **supply business** results.

The **transport business** profited from higher transport volumes. Total gas **transportation capacity sold** increased, primarily due to increased volumes on the WAG due to a new compressor station.

The **storage business** result is at last year's levels as higher average storage capacities sold were offset by the impact of higher seasonality due to short-term contracts.

## Income statement

| Q1/06 | Q2/06 | Q2/05 | Consolidated statement of income in EUR mn | 6m/06 | 6m/05 | 2005 |
|---|---|---|---|---|---|---|
| **5,519.39** | **5,654.17** | **4,880.52** | **Sales including petroleum excise tax** | **11,173.55** | **8,930.15** | **19,849.44** |
| (1,221.21) | (1,008.08) | (1,034.13) | Petroleum excise tax | (2,229.29) | (1,927.22) | (4,269.74) |
| **4,298.18** | **4,646.09** | **3,846.39** | **Sales revenues** | **8,944.26** | **7,002.93** | **15,579.70** |
| (50.63) | (59.28) | (57.30) | Direct selling expenses | (109.91) | (112.74) | (200.92) |
| (3,385.30) | (3,594.01) | (2,734.18) | Production costs of sales | (6,979.31) | (5,198.70) | (11,940.75) |
| **862.25** | **992.80** | **1,054.91** | **Gross profit** | **1,855.05** | **1,691.48** | **3,438.03** |
| 97.40 | 70.61 | 70.95 | Other operating income | 168.01 | 302.53 | 456.69 |
| (224.11) | (207.37) | (208.47) | Selling expenses | (431.48) | (378.16) | (910.08) |
| (72.77) | (80.36) | (251.56) | Administrative expenses | (153.13) | (364.97) | (303.32) |
| (26.77) | (21.04) | (23.31) | Exploration expenses | (47.82) | (44.71) | (132.21) |
| (2.31) | (1.19) | (3.76) | Research and development expenses | (3.50) | (6.98) | (12.19) |
| (93.17) | (132.37) | (129.01) | Other operating expenses | (225.54) | (262.62) | (578.54) |
| **540.52** | **621.07** | **509.74** | **Earnings before interest and tax** | **1,161.59** | **936.57** | **1,958.37** |
| 30.97 | 31.95 | 16.37 | Income from associated companies | 62.92 | 52.28 | 101.74 |
| 7.51 | 13.67 | 9.64 | Income from other investments | 21.18 | 9.86 | 11.97 |
| (53.80) | (23.14) | (28.08) | Interest expenses | (76.95) | (86.74) | (124.04) |
| 0.55 | (0.75) | (0.71) | Other financial income and expenses | (0.20) | (1.02) | (0.34) |
| **(14.78)** | **21.72** | **(2.78)** | **Net financial result** | **6.95** | **(25.63)** | **(10.67)** |
| **525.74** | **642.80** | **506.95** | **Profit from ordinary activities** | **1,168.53** | **910.95** | **1,947.70** |
| (101.71) | (177.20) | (124.05) | Taxes on income | (278.92) | (217.65) | (487.81) |
| **424.02** | **465.60** | **382.90** | **Profit from ordinary activities post tax** | **889.62** | **693.29** | **1,459.88** |
| 5.94 | 8.21 | – | Results from discontinued operations net of tax | 14.16 | – | 35.99 |
| **429.97** | **473.81** | **382.90** | **Net income for the period** | **903.78** | **693.29** | **1,495.87** |
| **318.92** | **400.08** | **337.14** | **thereof attributable to own shareholders** | **719.00** | **593.58** | **1,256.13** |
| 111.05 | 73.73 | 45.76 | thereof attributable to minority interests | 184.78 | 99.71 | 239.75 |
| **1.07** | **1.34** | **1.13** | **Basic earnings per share in EUR** | **2.41** | **1.99** | **4.21** |
| – | – | – | **Dividend per share in EUR** | – | – | **0.90** |

| Q1/06 | Q2/06 | Q2/05 | Δ% | in EUR mn | 6m/06 | 6m/05 | Δ% | 2005 |
|---|---|---|---|---|---|---|---|---|
| **38.47** | **45.62** | **26.00** | **75** | **Net income from investments** | **84.09** | **62.13** | **35** | **113.71** |
| 10.85 | 31.20 | 13.13 | 138 | thereof Borealis | 42.05 | 34.51 | 22 | 61.70 |
| (4.73) | (6.26) | – | n.a. | thereof AMI Agrolinz Melamine | (10.99) | – | n.a. | 1.71 |
| 20.15 | 5.29 | 1.80 | 194 | thereof EconGas | 25.45 | 9.97 | 155 | 22.93 |
| 4.03 | (0.07) | 0.24 | n.a. | thereof Oberösterreichische Ferngas | 3.96 | 5.46 | (27) | 9.78 |

### Second quarter 2006 (Q2/06)

**Consolidated sales** compared to Q2/05 reflect the record oil and gas price environment. R&M represented 88% of total consolidated sales, Gas accounted for 7% and E&P for approximately 5% (sales in E&P being in large part inter-company sales rather than third party sales). Compared to Q1/06 sales further grew due to the positive price environment by 8%.

The **Group's EBIT** of EUR 621 mn was 22% above the level of Q2/05. The EBIT contribution of **Petrom** was EUR 170 mn, up by 65%. **Special charges of** EUR 41 mn included mainly unscheduled depreciation (EUR 32 mn) and restructuring charges for Petrom. **Clean EBIT** rose by 13% to EUR 662 mn, thereof **Petrom's** clean EBIT contribution was EUR 211 mn, up by 30%. Compared to Q1/06, clean EBIT increased by 35% reflecting an improved environment, both in upstream and in downstream.

**Net income from investment activities** reflected the strong contribution from Borealis and included the dividend payment of MOL in Q2/06 as well as the contribution from EconGas which exceeded last year's level, however was behind the exceptionally high level of Q1/06, due to the seasonality of the business. The EUR 25 mn improvement compared to Q2/05 (EUR 37 mn increase compared to Q1/06) in **net financial result** reflects besides higher income from investments the significantly lower net interest expenses due to decreased FX losses.

Current taxes on income were EUR 153 mn and expenses from deferred taxes of EUR 24 mn were recognized in Q2/06. The effective **corporate income tax rate**, based on pre-tax profits, increased to 28% after 19% in Q1/06 (Q2/05: 24%), mainly due to the impact of the tax increase in the UK and as high-tax country liftings (Tunisia and Libya) which could not be offset by the impact of Petrom's share to the overall Group results being taxed at 16%.

**Net income** was 24% higher than in Q2/05. EUR 74 mn are attributable to minority interests (mainly to the 49% shareholders of Petrom) thus leading to a **net income after minorities** of EUR 400 mn up on Q2/06 by 25%. **Clean net income after minorities** excluding net income from discontinued operations was at EUR 413 mn. Thus EPS was at EUR 1.34, while clean EPS after minorities reached EUR 1.38 (Q2/05: EUR 1.24; Q1/06: EUR 1.00).

## January – June 2006 (6m/06)

**Consolidated sales** compared to 6m/05 significantly increased due to the favourable oil and gas price environment. R&M represented 87% of total consolidated sales, Gas accounted for 9% and E&P for approximately 4% (sales in E&P being in large part inter-company sales rather than third party sales).

The **Group's EBIT** of EUR 1,162 mn was 24% above 6m/05. The EBIT contribution of **Petrom** was EUR 444 mn exceeding last year's level by 86%. **Special income** of EUR 8 mn reflects income from asset sales in Q1 (EUR 57 mn) which was almost offset by special chares in Q2 for unscheduled depreciation (EUR 29 mn) and restructuring expenses. **Clean EBIT** rose by 13% to EUR 1,153 mn. **Petrom's** clean EBIT contribution was EUR 428 mn, up by 43%.

**Net income from investment activities** reflects the significant contribution of EconGas in Q1 and of Borealis in Q2 but also the dividend payment of MOL in Q2. The EUR 33 mn improvement in the **net finance result** mainly refers besides the income from investments to lower net interest expenses due to a better FX-situation.

**Profit from ordinary activities** as well as **taxes on income** for the Group increased by 28% compared to 6m/05. Current taxes on income amounted to EUR 243 mn and expenses from deferred taxes of EUR 36 mn were recognized in 6m/06. The effective **corporate income tax rate**, based on pre-tax profits was at last year's level of 24%, as the negative impact of higher taxes in the UK were compensated by the positive effect of the share of Petrom results to the overall Group results (tax rate in Romania at 16%).

**Net income** was 30% higher than in 6m/05. EUR 185 mn are attributable to minority interests (mainly to the 49% shareholders of Petrom) thus leading to a **net income after minorities** of EUR 719 mn, and thereby exceeding 6m/05 by 21%. **Clean net income after minorities** excluding net income from discontinued operations was at EUR 710 mn. Thus EPS was at EUR 2.41, while clean EPS after minorities reached EUR 2.38, 12% higher than last year (6m/05 at EUR 2.13).

# Balance sheet, capital expenditure and gearing

| Consolidated balance sheet in EUR mn | June 30, 2006 | Dec. 31, 2005 |
|---|---|---|
| **Assets** | | |
| **Non-current assets** | | |
| Intangible assets | 181.58 | 143.58 |
| Property, plant and equipment | 7,151.08 | 6,838.12 |
| Investments in associated companies | 956.27 | 881.70 |
| Other financial assets | 2,411.72 | 1,586.96 |
| | **10,700.65** | **9,450.36** |
| **Receivables and other assets** | **381.00** | **351.22** |
| | **11,081.64** | **9,801.58** |
| **Deferred taxes** | **36.93** | **24.67** |
| **Current assets** | | |
| Inventories | 1,785.15 | 1,603.32 |
| Trade receivables | 1,909.62 | 1,753.09 |
| Other receivables and assets | 380.75 | 234.89 |
| Securities and investments | 0.82 | 1.34 |
| Cash in hand and at bank | 1,785.59 | 1,951.26 |
| Non current assets held for sale | 82.31 | 81.19 |
| | **5,944.23** | **5,625.08** |
| | **17,062.81** | **15,451.34** |
| **Equity and liabilities** | | |
| **Equity** | | |
| Capital stock | 300.00 | 300.00 |
| Reserves | 5,965.03 | 5,591.59 |
| **Stockholders' equity** | **6,265.04** | **5,891.59** |
| Minority interests | 1,944.64 | 1,801.93 |
| | **8,209.68** | **7,693.52** |
| **Non-current liabilities** | | |
| Pensions and similar obligations | 997.55 | 1,010.80 |
| Bonds | 855.76 | 1,039.48 |
| Interest-bearing debts | 232.16 | 209.71 |
| Decommissioning and restoration obligations | 1,416.67 | 1,357.54 |
| Provisions | 232.00 | 288.08 |
| Other liabilities | 67.17 | 71.77 |
| | **3,801.31** | **3,977.37** |
| **Deferred taxes** | **262.39** | **220.32** |
| **Current liabilities** | | |
| Trade payables | 1,810.94 | 1,471.61 |
| Bonds | 138.30 | 136.15 |
| Interest-bearing debts | 1,206.41 | 441.21 |
| Tax provisions | 137.57 | 285.19 |
| Other provisions | 437.10 | 407.46 |
| Other liabilities | 1,022.85 | 786.63 |
| Liabilities associated with assets held for sale | 36.26 | 31.88 |
| | **4,789.43** | **3,560.13** |
| | **17,062.81** | **15,451.34** |

**Capital expenditure** of EUR 1,650 mn was above last year's level (6m/05: EUR 479 mn). **E&P** invested EUR 287 mn (6m/05: EUR 195 mn), mainly for developing fields in New Zealand and Austria and for the optimization program in Romania. Capital expenditure in **R&M**, amounting to EUR 1,278 mn (6m/05: EUR 253 mn) included the acquisition of 34% in the Turkish marketing group Petrol Ofisi (EUR 848 mn) and the acquisition of the ARAL retail station network in the Czech Republic (Q1/06). The main focus of investments in the **Gas** segment of EUR 49 mn was on the West-Austria-Gasleitung (WAG) expansion project. The major part of the EUR 36 mn invested by **Co&O** was spent on IT projects.

Total **assets** grew by 10% mainly due to the investment in Petrol Ofisi but also as inventories and trades receivables increased due to the improved price environment which could not be offset by the decline in cash in hand and at bank.

**Equity** increased in the first half of 2006 by approximately 7% as revenue reserves increased due to the good results thereby more than compensating the impact of the share and convertible buybacks as well as dividend payments.

As total assets increased more than equity the Group's **equity ratio** decreased from 50% to 48%.

After the AGM approval in May OMV started a share buyback program and 445,000 shares were bought back at a weighted average share price of EUR 41.15. Therefore the total number of own shares held by the Company increased to 1,764,516 as of June 30, 2006. As convertible bonds have been converted the **capital stock** consisted of 300,002,400 shares.

As of June 30, 2006, 563,211 convertibles have been bought back at an average price of EUR 463.08. The number of outstanding convertibles is thus 1,230,408, which equals 12,304,080 shares.

As of June 30, 2006, long and short-term borrowings and bonds stood at EUR 2,433 mn (year end 2005: EUR 1,827 mn) while cash in hand, cheques and cash at bank (including current securities and investments) decreased to EUR 1,786 mn (year end 2005: EUR 1,951 mn). Mainly due to the acquisition of Petrol Ofisi the Group reported after 3 quarters again a **net debt** position of EUR 647 mn at the end of June 2006, compared to EUR 126 mn net cash at the end of 2005. Thus, as of June 30, 2006 the **gearing ratio** was at 8% (year end 2005: (2)%).

# Cash flows

| Q1/06 | Q2/06 | Q2/05 | Summarized statement of cash flows in EUR mn | 6m/06 | 6m/05 | 2005 |
|---|---|---|---|---|---|---|
| **429.97** | **473.81** | **382.90** | **Net income for year** | **903.78** | **693.29** | **1,495.87** |
| 172.77 | 212.17 | 164.48 | Depreciation and amortization | 384.94 | 332.49 | 793.98 |
| (2.81) | 2.13 | (0.21) | Write-ups of non-current assets | (0.68) | (0.22) | (2.71) |
| 11.33 | 24.20 | 11.84 | Deferred taxes | 35.53 | 15.95 | 17.86 |
| (56.82) | (5.62) | 1.85 | Losses/(gains) on the disposal of non-current assets | (62.43) | 1.55 | 10.99 |
| (26.87) | (31.07) | 41.66 | Net change in provisions for pensions and severance payments | (57.93) | 40.08 | 39.43 |
| 25.35 | (50.09) | (1.65) | Net change in other long-term provisions and abandonment provision | (24.74) | 18.61 | (42.66) |
| (28.85) | (24.30) | (28.50) | Other adjustments | (53.15) | (30.76) | (65.77) |
| **524.09** | **601.23** | **572.38** | **Sources of funds** | **1,125.32** | **1,071.00** | **2,246.99** |
| (172.14) | (6.72) | 128.43 | (Increase)/decrease in inventories | (178.86) | (149.03) | (385.91) |
| (170.22) | (125.36) | (176.04) | (Increase)/decrease in receivables | (295.58) | (331.36) | (374.33) |
| 478.36 | 26.29 | (182.82) | Increase/(decrease) in liabilities | 504.65 | 220.84 | 322.62 |
| (154.75) | 69.56 | 8.10 | Increase/(decrease) in short-term provisions | (85.19) | 160.70 | 248.72 |
| 0.29 | (0.29) | 9.99 | Other changes | 0.00 | 12.83 | 49.90 |
| **505.62** | **564.72** | **360.03** | **Net cash from operating activities** | **1,070.34** | **984.97** | **2,108.00** |
| | | | Investments | | | |
| (314.57) | (363.44) | (230.35) | Intangible assets and property, plant and equipment | (678.01) | (516.12) | (1,213.86) |
| (92.31) | (758.56) | (82.28) | Investments, loans and other financial assets | (850.88) | (98.65) | (621.63) |
| (64.20) | (56.23) | 44.18 | Acquisitions of subsidiaries net of cash acquired | (120.43) | 44.18 | 5.59 |
| 10.57 | (1.22) | (0.92) | (Increase)/decrease in short-term financial assets | 9.35 | (1.28) | (11.61) |
| | | | Disposals | | | |
| 108.74 | 17.53 | 66.92 | Proceeds from sale of non-current assets | 126.26 | 97.53 | 149.28 |
| – | – | 49.27 | Proceeds from the sale of subsidiaries, net of cash disposed | – | 49.27 | 358.10 |
| **(351.78)** | **(1,161.92)** | **(153.17)** | **Net cash used in investing activities** | **(1,513.70)** | **(425.06)** | **(1,334.13)** |
| 22.59 | 28.89 | (50.00) | Increase in long-term borrowings | 51.47 | – | 90.48 |
| (10.46) | (18.29) | (140.36) | Repayments of long-term borrowings | (28.75) | (173.83) | (352.03) |
| – | (260.81) | – | Repurchase of convertible bonds | (260.81) | – | – |
| – | (18.32) | – | Repurchase of own shares | (18.32) | – | – |
| (61.86) | 842.06 | (34.40) | (Decrease)/increase in short-term borrowings | 780.20 | (27.84) | 29.59 |
| – | – | 9.06 | Group Financing | – | 3.94 | – |
| (2.10) | (272.65) | (131.45) | Dividends paid | (274.75) | (133.23) | (133.97) |
| 0.04 | 0.01 | 0.40 | Capital introduced | 0.05 | 0.40 | 0.42 |
| **(51.79)** | **300.90** | **(346.76)** | **Net cash from financing activities** | **249.10** | **(330.57)** | **(365.51)** |
| 52.77 | (24.18) | 13.22 | Effect of exchange rate changes on cash and cash equivalents | 28.59 | 82.69 | 76.37 |
| **154.81** | **(320.48)** | **(126.68)** | **Net increase in cash and cash equivalents** | **(165.67)** | **312.03** | **484.73** |
| 1,951.26 | 2,106.07 | 1,905.25 | Cash and cash equivalents at beginning of period | 1,951.26 | 1,466.53 | 1,466.53 |
| **2,106.07** | **1,785.59** | **1,778.56** | **Cash and cash equivalents at end of period** | **1,785.59** | **1,778.56** | **1,951.26** |

In Q2/06 **free cash flow** defined as cash flow from operating activities less cash flow from investing activities amounted to an outflow of EUR 597 mn. As the Group's dividend was paid in Q2 free cash flow less dividend payments was EUR 870 mn.

**Sources of funds** were up due to the increased net income, despite the negative effects of the release of abandonment and personnel provisions and non-cash equity income. Inventories and receivables increased moderately, thereby increasing **net working capital.** In Q2/06 **cash flow used in investment activities** mainly reflects the payment of the acquisition price of EUR 765 mn for the 34% stake in Petrol Ofisi (a down payment of EUR 83 mn was paid in Q1/06). Despite the dividend payment and convertible buyback, **cash flow from financing activities** was positive in Q2, as short-term liabilities have been increased to finance the Petrol Ofisi acquisition.

# Economic environment: oil prices and exchange rates


160%
140%
120%
100%
80%
Q2/05
Q3/05
Q4/05
Q1/06
Q2/06
Brent
EUR/USD
EUR/RON

**World crude demand** showed a slight increase of 0.6 mn bbl/d or 0.7% to 84.1 mn bbl/d in the first six months 2006. This was mainly due to the increase in demand of 1.0 mn bbl/d from non-OECD countries, which contrasted with a 0.4 mn bbl/d decline in OECD demand. The main drivers for demand were China and the Middle East. While OECD countries reduced **crude production** by 4%, OPEC increased output despite a decline in production in Nigeria, Venezuela and Iran. This led to an overall increase in world crude production by 0.9% or 0.8 mn bbl/d to 85.1 mn bbl/d.

The reference crude oil **price Brent** continued to increase in the second quarter. By mid April, Brent had reached the mark of USD 70/bbl. New geopolitical hotspots and conflicts triggered supply fears, causing prices to advance to a high of USD 74.45/bbl at the beginning of May. The decline to about USD 65.5/bbl in mid June proved to be only temporary. The price as of June 30, 2006 was USD 73.3/bbl. Rotterdam (EUR denominated) middle distillate quotes were 28% to 33% higher compared to the first six months 2005.

In the second quarter 2006 the average **US dollar (USD)** did not show a significant move against the Euro (EUR) compared to Q2/05. The **Romanian Lei (RON)** strengthened by 3% against the EUR, the average rate in Q2/06 being 3.517 for EUR 1.

| Q1/06 | Q2/06 | Q2/05 | Δ% | | 6m/06 | 6m/05 | Δ% | 2005 |
|---|---|---|---|---|---|---|---|---|
| 61.78 | 69.59 | 51.63 | 35 | Average Brent price in USD/bbl | 65.60 | 49.54 | 32 | 54.38 |
| 58.26 | 64.84 | 48.49 | 34 | Average Ural price in USD/bbl | 61.52 | 45.87 | 34 | 50.87 |
| 1.202 | 1.258 | 1.260 | 0 | Average EUR/USD FX rate | 1.230 | 1.285 | (4) | 1.244 |
| 3.564 | 3.517 | 3.620 | (3) | Average EUR/RON FX rate | 3.541 | 3.662 | (3) | 3.621 |
| 2.964 | 2.796 | 2.873 | (3) | Average USD/RON FX rate | 2.882 | 2.851 | 1 | 2.911 |

# Stock watch: January – June 2006


180%
160%
140%
120%
100%
80%
Q3 05
Q4 05
Q1 06
Q2 06
OMV
ATX prime
FTSE Global Energy
FTSE Eurotop 100

In **Q2/06** sentiment towards international financial markets was poor, with all major indices losing ground (FTSE 100 (4)%, FTSE Eurotop 100 (6)%, Nikkei (9)%). The FTSE Global Energy Index (composed of the 30 largest oil and gas companies worldwide) lost 3%. Only the Dow Jones could retain its level. Austrian stocks could not elude the international sentiment, causing the ATX to plunge by 10%. **OMV's share price** decreased by 16% in Q2/06, reflecting weakening markets and the planned merger with Verbund, which has been called off on May 23.

**OMV share turnover volume** on the Vienna Stock Exchange was EUR 7,399 mn in Q2/06, up 53% from Q1/06. This reflects 19% of the total equity market turnover in Vienna. Compared to Q2/05, the turnover in OMV shares increased by 248%. The OTC (over the counter) turnover in Q2/06 for OMV shares was EUR 1,981 mn, an increase of 89% compared to Q2/05. The turnover volumes for the total equity market of the Vienna Stock Exchange were EUR 38,045 mn in Q2/06 (Q2/05: EUR 18,914 mn), reflecting the nevertheless positive environment for the Austrian financial market.

| | | |
|---|---|---|
| ISIN: AT0000743059 | Market capitalization (June 30) | EUR 13,883 mn |
| Vienna SE: OMV | Stock exchange turnover in Vienna (6m/06) | EUR 12,239 mn |
| Reuters: OMV.VI | Last (June 30) | EUR 46.55 |
| Bloomberg: OMV AV | High (January 30) | EUR 59.86 |
| ADR Level I: OMVKY | Low (June 14) | EUR 37.74 |
| | Shares outstanding (as of June 30) | 298,237,884 |
| | Shares outstanding (weighted) in 2006 | 298,659,060 |
| ISIN: AT0000341623 | 3.75% OMV Bond (2003-2010) | |
| ISIN: AT0000342647 | 1.5% OMV Convertible Bond (2004-2008) | |

# Further information

**OMV**

Ana-Barbara Kunčič, Investor Relations — Tel. +43 1 40 440(21600); e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office — Tel. +43 1 40 440(21660); e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office — Tel. +43 1 40 440(21660); e-mail: thomas.huemer@omv.com
Homepage: www.omv.com

**Investor News in Q2/06:**

2006-06-13 OMV starts Exploration activities in Block 2 in Yemen
2006-06-09 OMV Future Energy Fund
2006-06-06 OMV intends to purchase own shares
2006-05-24 Results of OMV's Annual General Meeting
2006-05-23 Legal requirements for OMV and Verbund merger not fulfilled
2006-05-16 Results for Q1 2006 on May 16, 2006
2006-05-10 OMV and Verbund merge to create leading energy group in Central Europe
2006-05-08 OMV and Verbund discuss regarding an alliance in the energy sector
2006-04-05 Cause of the fire at the refinery on March 28 identified

These Investor News can also be found at www.omv.com > Investor Relations > Data Desk > News Releases

**Abbreviations:**

bbl: barrel(s); bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; $m^3$/h/km: cubic meter per hour per kilometer; E&P: Exploration and Production; EPS: earnings per share; EUR: euro; m: meter; mn: million; R&M: Refining and Marketing including petrochemicals; t: tons; USD: US dollar

# Additional information according to IFRS

**Sales**

| Q1/06 | Q2/06 | Q2/05 | Δ% | in EUR mn | 6m/06 | 6m/05 | Δ% | 2005 |
|---|---|---|---|---|---|---|---|---|
| 879 | 1,044 | 783 | 33 | Exploration and Production | 1,923 | 1,533 | 25 | 3,444 |
| 3,893 | 4,403 | 3,661 | 20 | Refining and Marketing | 8,296 | 6,532 | 27 | 15,081 |
| 446 | 322 | 175 | 84 | Gas | 769 | 378 | 103 | 803 |
| – | – | 87 | n.a. | Chemicals | – | 204 | n.a. | 204 |
| 75 | 46 | 43 | 6 | Corporate and Other | 121 | 103 | 17 | 201 |
| **5,294** | **5,815** | **4,748** | **22** | **Segment subtotal** | **11,109** | **8,750** | **27** | **19,732** |
| **(996)** | **(1,169)** | **(902)** | **30** | **less: internal sales** | **(2,164)** | **(1,747)** | **24** | **(4,152)** |
| **4,298** | **4,646** | **3,846** | **21** | **OMV Group** | **8,944** | **7,003** | **28** | **15,580** |

## EBIT

| Q1/06 | Q2/06 | Q2/05 | Δ% | in EUR mn | 6m/06 | 6m/05 | Δ% | 2005 |
|---|---|---|---|---|---|---|---|---|
| 589 | 474 | 297 | 59 | Exploration and Production | 1,063 | 596 | 78 | 1,594 |
| (37) | 130 | 226 | (42) | Refining and Marketing | 94 | 343 | (73) | 411 |
| 33 | 28 | 11 | 149 | Gas | 61 | 31 | 97 | 68 |
| – | – | (3) | n.a. | Chemicals | – | 6 | n.a. | 6 |
| (45) | (11) | (22) | (52) | Corporate and Other | (56) | (40) | 41 | (121) |
| **541** | **621** | **510** | **22** | **Segment subtotal** | **1,162** | **937** | 24 | 1,958 |
| 49 | (41) | (77) | (46) | Special items [1] | 8 | (87) | n.a. | (347) |
| *–* | *–* | *(17)* | *n.a.* | *thereof: Personnel related costs* | *–* | *(24)* | *n.a.* | *(25)* |
| *–* | *(4)* | *(60)* | *(93)* | *Petrom restructuring costs* | *(4)* | *(60)* | *(93)* | *(212)* |
| *–* | *(32)* | *–* | *n.a.* | *Unscheduled depreciation* | *(32)* | *–* | *n.a.* | *(69)* |
| *59* | *0* | *3* | *(87)* | *Asset disposal* | *60* | *3* | *n.a.* | *3* |
| *(8)* | *–* | *–* | *n.a.* | *Insurance* | *(8)* | *–* | *n.a.* | *(27)* |
| *(3)* | *(5)* | *(2)* | *150* | *Other* | *(7)* | *(5)* | *40* | *(16)* |
| **491** | **662** | **586** | **13** | **OMV Group clean EBIT [1]** | **1,153** | **1,023** | 13 | 2,305 |
| 530 | 507 | 338 | 50 | thereof E&P | 1,036 | 642 | 61 | 1,718 |
| (34) | 138 | 257 | (46) | R&M | 104 | 378 | (73) | 604 |
| 33 | 28 | 13 | 122 | Gas | 61 | 33 | 88 | 67 |
| – | – | (3) | n.a. | Chemicals | – | 6 | n.a. | 6 |
| (37) | (11) | (19) | (44) | Corporate | (48) | (35) | 37 | (89) |

[1] Special items are added back or deducted from EBIT; for more details please refer to each specific segment.

## Changes in stockholders' equity in EUR 1,000

| | Share capital | Capital reserves | Revenue reserves | Other reserves | Treasury shares | OMV stock-holders | Minority interests | Stockholders' equity |
|---|---|---|---|---|---|---|---|---|
| **January 1, 2006** | 300,001 | 993,299 | 3,941,566 | 671,196 | (14,470) | 5,891,592 | 1,801,928 | 7,693,520 |
| Unrealized gains/(losses): | | | | | | | | |
| Securities: | | | | | | | | |
| Direct equity adjustment before taxes on income | | | | 4,489 | | 4,489 | (2,714) | 1,775 |
| Income taxes | | | | (1,116) | | (1,116) | 435 | (681) |
| Realized gains/(losses) recognized in income statement before taxes on income | | | | 61 | | 61 | 133 | 194 |
| Taxes on income | | | | (2) | | (2) | (21) | (23) |
| Financial instruments: | | | | | | | | |
| Direct equity adjustment before taxes on income | | | | 3,902 | | 3,902 | (1,379) | 2,523 |
| Income taxes | | | | 527 | | 527 | 220 | 747 |
| Realized gains/(losses) recognized in income statement before taxes on income | | | | 3,747 | | 3,747 | 3,613 | 7,360 |
| Taxes on income | | | | (580) | | (580) | (557) | (1,137) |
| Transfer to acquisition cost | | | | 706 | | 706 | 678 | 1,384 |
| Taxes on income | | | | (113) | | (113) | (108) | (221) |
| Exchange differences from translation of foreign operations | | | | 24,743 | | 24,743 | 48,707 | 73,450 |
| Gains/(losses) recognized directly in equity, net of taxes on income | | | | 36,364 | | 36,364 | 49,007 | 85,371 |
| Net income for year | | | 719,000 | | | 719,000 | 184,776 | 903,776 |
| Total gains/(losses) for the year | | | 719,000 | 36,364 | | 755,364 | 233,783 | 989,147 |
| Dividend distribution | | | (268,813) | | | (268,813) | (108,119) | (376,932) |
| Repurchase of own shares | | | | | (18,316) | (18,316) | | (18,316) |
| Repurchase of convertible bonds | | (76,433) | | | | (76,433) | | (76,433) |
| Capital increase | 2 | 46 | | | 4 | 52 | | 52 |
| Increase/(decrease) in minority interests | | | (18,410) | | | (18,410) | 17,052 | (1,358) |
| June 30, 2006 | 300,003 | 916,912 | 4,373,343 | 707,560 | (32,782) | 6,265,036 | 1,944,644 | 8,209,680 |